Exhibit 99.3

PRESS RELEASE

Mexico: TotalEnergies Ships to Asia the Very First Cargo
Produced by the ECA LNG Plant

▪	ECA LNG is the first LNG export terminal on Mexico’s Pacific Coast
▪	TotalEnergies holds a 16.6% stake in ECA LNG, which liquefies U.S. natural gas
▪	TotalEnergies will export 1.7 Mtpa of LNG, notably to Asia
▪	TotalEnergies will be the sole offtaker of LNG during the ramp-up phase

Paris, July 9, 2026 – TotalEnergies has shipped to Asia the very first cargo from ECA LNG Phase 1, a liquefied natural gas (LNG) export terminal currently under commissioning on Mexico’s Pacific Coast, in Baja California. TotalEnergies, which holds a 16.6% stake in the project alongside operator Sempra Infrastructure, will offtake 1.7 million tonnes per year (Mtpa) of LNG for 20 years from the start of commercial operations. TotalEnergies will be the sole offtaker of LNG during the ramp-up phase.

An LNG plant ideally positioned to serve Asian markets

ECA LNG Phase 1 consists of a single-train liquefaction facility with a nameplate LNG capacity of 3.25 million tonnes per annum (Mtpa), supplied with U.S. feed gas sourced from the Permian Basin in Texas and New Mexico. ECA LNG has leveraged synergies with the existing regasification plant to optimize construction costs. A second larger phase is also under development at the same site.

Thanks to its strategic location on Mexico’s west coast, ECA LNG enables U.S. natural gas to be exported to Asia and other Pacific Basin markets via the shortest maritime route, reducing transportation times and costs. The project is expected to reach substantial completion in the summer 2026, with long-term LNG sales agreements taking effect shortly thereafter as the facility enters commercial operations.

“The start-up of ECA LNG, whose strategic location provides privileged access to Asian markets, strengthens the quality of our integrated LNG portfolio in North America. TotalEnergies is pleased to contribute to the project’s ramp-up by exporting its first LNG cargoes,” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

"At a time of increased uncertainty in the global LNG trade, we are excited to begin shipping a new and reliable source of natural gas from North America’s Pacific Coast to customers around the globe,” said Justin Bird, chief executive officer of Sempra Infrastructure. "This achievement underscores the exceptional talent of the entire ECA LNG Phase 1 team and our company’s steadfast commitment to safe and strong project execution.”

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 million tonnes in 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mtpa of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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